FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 4, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated income statement
for the quarter ended 31 March 2012

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Interest receivable	5,017	5,234	5,401
Interest payable	(2,018)	(2,160)	(2,100)

Net interest income	2,999	3,074	3,301

Fees and commissions receivable	1,487	1,590	1,642
Fees and commissions payable	(290)	(573)	(260)
Income from trading activities	212	(238)	835
Gain/(loss) on redemption of own debt	577	(1)	-
Other operating income (excluding insurance net premium income)	(747)	205	391
Insurance net premium income	938	981	1,149

Non-interest income	2,177	1,964	3,757

Total income	5,176	5,038	7,058

Staff costs	(2,570)	(1,993)	(2,399)
Premises and equipment	(563)	(674)	(571)
Other administrative expenses	(1,016)	(1,296)	(921)
Depreciation and amortisation	(468)	(513)	(424)
Write-down of goodwill and other intangible assets	-	(91)	-

Operating expenses	(4,617)	(4,567)	(4,315)

Profit before insurance net claims and impairment losses	559	471	2,743
Insurance net claims	(649)	(529)	(912)
Impairment losses	(1,314)	(1,918)	(1,947)

Operating loss before tax	(1,404)	(1,976)	(116)
Tax (charge)/credit	(139)	186	(423)

Loss from continuing operations	(1,543)	(1,790)	(539)
Profit from discontinued operations, net of tax	5	10	10

Loss for the period	(1,538)	(1,780)	(529)
Non-controlling interests	14	(18)	1

Loss attributable to ordinary and B shareholders	(1,524)	(1,798)	(528)

Basic loss per ordinary and B share from continuing operations	(1.4p)	(1.7p)	(0.5p)

Diluted loss per ordinary and B share from continuing operations	(1.4p)	(1.7p)	(0.5p)

Basic loss per ordinary and B share from discontinued operations	-	-	-

Diluted loss per ordinary and B share from discontinued operations	-	-	-

In the income statement above, one-off and other items as shown on page 17 are included in the appropriate captions. A reconciliation between the income statement above and the managed view income statement on page 11 is given in Appendix 1 to this announcement.

Condensed consolidated statement of comprehensive income
for the quarter ended 31 March 2012

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Loss for the period	(1,538)	(1,780)	(529)

Other comprehensive income/(loss)
Available-for-sale financial assets	525	(107)	(37)
Cash flow hedges	33	124	(227)
Currency translation	(554)	(117)	(360)
Actuarial losses on defined benefit plans	-	(581)	-

Other comprehensive income/(loss) before tax	4	(681)	(624)
Tax (charge)/credit	(19)	(500)	32

Other comprehensive loss after tax	(15)	(1,181)	(592)

Total comprehensive loss for the period	(1,553)	(2,961)	(1,121)

Total comprehensive loss is attributable to:
Non-controlling interests	(3)	(12)	(9)
Ordinary and B shareholders	(1,550)	(2,949)	(1,112)

	(1,553)	(2,961)	(1,121)

Key points

•	The movement in available-for-sale financial assets reflects net unrealised gains on sovereign bonds.

•	Currency translation losses largely result from the 3.4% weakening of the US dollar against sterling during the quarter.

•	The tax charge for Q4 2011 included a £664 million write-off of deferred tax assets in The Netherlands associated with available-for-sale assets in the liquidity portfolio.

Condensed consolidated balance sheet
at 31 March 2012

	31 March 2012	31 December 2011
	£m	£m

Assets
Cash and balances at central banks	82,363	79,269
Net loans and advances to banks	36,064	43,870
Reverse repurchase agreements and stock borrowing	34,626	39,440
Loans and advances to banks	70,690	83,310
Net loans and advances to customers	440,406	454,112
Reverse repurchase agreements and stock borrowing	56,503	61,494
Loans and advances to customers	496,909	515,606
Debt securities	195,931	209,080
Equity shares	17,603	15,183
Settlement balances	20,970	7,771
Derivatives	453,354	529,618
Intangible assets	14,771	14,858
Property, plant and equipment	11,442	11,868
Deferred tax	3,849	3,878
Prepayments, accrued income and other assets	10,079	10,976
Assets of disposal groups	25,060	25,450

Total assets	1,403,021	1,506,867

Liabilities
Bank deposits	65,735	69,113
Repurchase agreements and stock lending	41,415	39,691
Deposits by banks	107,150	108,804
Customer deposits	410,207	414,143
Repurchase agreements and stock lending	87,303	88,812
Customer accounts	497,510	502,955
Debt securities in issue	142,943	162,621
Settlement balances	17,597	7,477
Short positions	37,322	41,039
Derivatives	446,534	523,983
Accruals, deferred income and other liabilities	20,278	23,125
Retirement benefit liabilities	1,840	2,239
Deferred tax	1,788	1,945
Insurance liabilities	6,251	6,312
Subordinated liabilities	25,513	26,319
Liabilities of disposal groups	23,664	23,995

Total liabilities	1,328,390	1,430,814

Equity
Non-controlling interests	1,215	1,234
Owners' equity*
Called up share capital	15,397	15,318
Reserves	58,019	59,501

Total equity	74,631	76,053

Total liabilities and equity	1,403,021	1,506,867

* Owners' equity attributable to:
Ordinary and B shareholders	68,672	70,075
Other equity owners	4,744	4,744

	73,416	74,819

Commentary on condensed consolidated balance sheet

Total assets of £1,403.0 billion at 31 March 2012 were down £103.8 billion, 7%, compared with 31 December 2011. This was principally driven by a decrease in the mark-to-market value of derivatives and a reduction in loans and advances to banks and customers.

Cash and balances at central banks increased £3.1 billion, 4%, to £82.4 billion principally due to the placing of short term surpluses.

Loans and advances to banks decreased £12.6 billion, 15%, to £70.7 billion. Within this, reverse repurchase agreements and stock borrowing ('reverse repos') were down £4.8 billion, 12%, to £34.6 billion and bank placings declined £7.8 billion, 18%, to £36.1 billion.

Loans and advances to customers declined £18.7 billion, 4%, to £496.9 billion. Within this, reverse repurchase agreements were down £5.0 billion, 8%, to £56.5 billion. Customer lending decreased by £13.7 billion, 3%, to £440.4 billion, or £13.4 billion, 3%, to £460.5 billion before impairments. This reflected planned reductions in Non-Core of £6.1 billion, along with declines in International Banking, £4.0 billion, Markets, £2.3 billion, UK Corporate, £0.9 billion, and Ulster Bank, £0.1 billion, together with the effect of exchange rate and other movements, £2.9 billion. These were partially offset by growth in UK Retail, £1.8 billion, US Retail & Commercial, £1.0 billion and Wealth, £0.1 billion.

Debt securities were down £13.1 billion, 6%, to £195.9 billion, driven mainly by reductions in holdings of Government securities within Markets and Group Treasury.

Equity shares increased £2.4 billion, 16%, to £17.6 billion reflecting seasonal increases in holdings.

Settlement balances increased £13.2 billion to £21.0 billion as a result of increased customer activity from seasonal year-end lows.

Movements in the value of derivative assets, down £76.3 billion, 14%, to £453.4 billion, and liabilities, down £77.4 billion, 15% to £446.5 billion, primarily reflect the mark-to-market movements on interest rate contracts and the effect of currency movements, with Sterling strengthening against both the US dollar and the Euro.

Deposits by banks decreased £1.7 billion, 2%, to £107.1 billion, with a decrease in inter-bank deposits, down £3.4 billion, 5%, to £65.7 billion partly offset by higher repurchase agreements and stock lending ('repos'), up £1.7 billion, 4%, to £41.4 billion.

Customer accounts were down £5.4 billion, 1%, to £497.5 billion. Within this, repos decreased £1.5 billion, 2%, to £87.3 billion. Excluding repos, customer deposits were down £3.9 billion, 1%, at £410.2 billion, reflecting decreases in Markets, £1.7 billion, UK Corporate, £1.8 billion, Ulster Bank, £0.7 billion, Non-Core, £0.6 billion and exchange and other movements, £2.5 billion. This was partly offset by increases in UK Retail, £2.4 billion, US Retail & Commercial, £0.6 billion, and International Banking, £0.4 billion.

Commentary on condensed consolidated balance sheet (continued)

Debt securities in issue declined £19.7 billion, 12%, to £142.9 billion largely due to the maturity of government guaranteed medium term notes within Markets and Group Treasury.

Settlement balances increased £10.1 billion to £17.6 billion as a result of increased customer activity from seasonal year-end lows.

Short positions were down £3.7 billion, 9%, to £37.3 billion, mirroring decreases in debt securities.

Subordinated liabilities were down £0.8 billion, 3%, to £25.5 billion, primarily reflecting the £0.6 billion net decrease in dated loan capital as a result of the liability management exercise completed in March 2012, with redemptions of £3.4 billion offset by the issuance of £2.8 billion new capital, together with exchange rate movements and other adjustments of £0.2 billion.

Owners' equity decreased by £1.4 billion, 2%, to £73.4 billion, due to the attributable loss for the period of £1.5 billion and exchange and other movements of £0.5 billion, partially offset by positive movements in available-for-sale reserves of £0.5 billion and the issue of £0.1 billion new ordinary shares in settlement of deferred variable compensation awards.

Average balance sheet

	Quarter ended
	31 March 2012	31 December 2011
	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.15	3.13
Cost of interest-bearing liabilities of banking business	(1.57)	(1.64)

Interest spread of banking business	1.58	1.49
Benefit from interest-free funds	0.31	0.35

Net interest margin of banking business	1.89	1.84

Average interest rates
The Group's base rate	0.50	0.50

London inter-bank three month offered rates
- Sterling	1.06	0.99
- Eurodollar	0.51	0.43
- Euro	0.97	1.50

Average balance sheet (continued)

	Quarter ended			Quarter ended
	31 March 2012			31 December 2011
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	87,025	148	0.68	91,359	207	0.90
Loans and advances to customers	443,418	4,252	3.86	453,051	4,335	3.80
Debt securities	110,926	625	2.27	120,203	693	2.29

Interest-earning assets - banking business	641,369	5,025	3.15	664,613	5,235	3.13

Trading business	251,081			271,183
Non-interest earning assets	633,284			655,374

Total assets	1,525,734			1,591,170

Memo: Funded assets	1,012,285			1,058,372

Liabilities
Deposits by banks	44,387	180	1.63	60,526	228	1.49
Customer accounts	333,915	917	1.10	340,742	922	1.07
Debt securities in issue	122,891	749	2.45	140,208	833	2.36
Subordinated liabilities	22,530	146	2.61	22,906	146	2.53
Internal funding of trading business	(6,432)	25	(1.56)	(44,408)	24	(0.21)

Interest-bearing liabilities - banking business	517,291	2,017	1.57	519,974	2,153	1.64

Trading business	262,047			299,789
Non-interest-bearing liabilities
- demand deposits	72,370			70,538
- other liabilities	600,226			625,702
Owners' equity	73,800			75,167

Total liabilities and owners' equity	1,525,734			1,591,170

Notes:

(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)	Interest payable has been decreased by £8 million (Q4 2011 - £2 million) to exclude RFS Holdings minority interest. Related interest-bearing liabilities have also been adjusted.
(3)
Interest receivable has been increased by £8 million (Q4 2011 - £1 million) and interest payable has been increased by £52 million (Q4 2011 - £40 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(4)	Interest payable has been decreased by £45 million (Q4 2011 - £45 million) in respect of non-recurring adjustments.

Condensed consolidated statement of changes in equity
for the quarter ended 31 March 2012

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Called-up share capital
At beginning of period	15,318	15,318	15,125
Ordinary shares issued	79	-	31

At end of period	15,397	15,318	15,156

Paid-in equity
At beginning and end of period	431	431	431

Share premium account
At beginning of period	24,001	23,923	23,922
Ordinary shares issued	26	78	-

At end of period	24,027	24,001	23,922

Merger reserve
At beginning and end of period	13,222	13,222	13,272

Available-for-sale reserve (1)
At beginning of period	(957)	(292)	(2,037)
Unrealised gains/(losses)	724	(179)	162
Realised (gains)/losses	(212)	69	(197)
Tax	6	(555)	9

At end of period	(439)	(957)	(2,063)

Cash flow hedging reserve
At beginning of period	879	798	(140)
Amount recognised in equity	290	389	14
Amount transferred from equity to earnings	(257)	(265)	(241)
Tax	9	(43)	53

At end of period	921	879	(314)

Note:

(1)	Analysis provided on page 87.

Condensed consolidated statement of changes in equity
for the quarter ended 31 March 2012 (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,775	4,847	5,138
Retranslation of net assets	(648)	(111)	(429)
Foreign currency gains on hedges of net assets	96	20	76
Tax	4	13	(31)
Recycled to profit or loss on disposal of businesses	-	6	-

At end of period	4,227	4,775	4,754

Capital redemption reserve
At beginning and end of period	198	198	198

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	18,929	20,977	21,239
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(1,524)	(1,798)	(530)
- discontinued operations	-	-	2
Actuarial losses recognised in retirement benefit schemes
- gross	-	(581)	-
- tax	(38)	86	-
Shares issued under employee share schemes	(13)	151	(41)
Share-based payments
- gross	45	98	38
- tax	6	(4)	5

At end of period	17,405	18,929	20,713

Condensed consolidated statement of changes in equity
for the quarter ended 31 March 2012 (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Own shares held
At beginning of period	(769)	(771)	(808)
(Purchase)/disposal of own shares	(2)	1	12
Shares issued under employee share schemes	6	1	11

At end of period	(765)	(769)	(785)

Owners' equity at end of period	73,416	74,819	74,076

Non-controlling interests
At beginning of period	1,234	1,433	1,719
Currency translation adjustments and other movements	(2)	(32)	(7)
(Loss)/profit attributable to non-controlling interests
- continuing operations	(20)	8	(9)
- discontinued operations	6	10	8
Dividends paid	-	(1)	-
Movements in available-for-sale securities
- unrealised (losses)/gains	(4)	1	1
- realised losses	17	2	(3)
- tax	-	(1)	1
Equity withdrawn and disposals	(16)	(186)	-

At end of period	1,215	1,234	1,710

Total equity at end of period	74,631	76,053	75,786

Total comprehensive loss recognised in the statement of changes in equity is attributable to:
Non-controlling interests	(3)	(12)	(9)
Ordinary and B shareholders	(1,550)	(2,949)	(1,112)

	(1,553)	(2,961)	(1,121)

Notes

1. Basis of preparation
Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the Interim Management Statement for the quarter ended 31 March 2012 has been prepared on a going concern basis.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). There have been no significant changes to the Group's principal accounting policies as set out on pages 314 to 323 of the 2011 Annual Report and Accounts.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Loans and advances to customers	4,252	4,336	4,593
Loans and advances to banks	148	207	172
Debt securities	617	691	636

Interest receivable	5,017	5,234	5,401

Customer accounts	914	926	831
Deposits by banks	191	226	259
Debt securities in issue	698	794	817
Subordinated liabilities	190	190	185
Internal funding of trading businesses	25	24	8

Interest payable	2,018	2,160	2,100

Net interest income	2,999	3,074	3,301

Fees and commissions receivable	1,487	1,590	1,642
Fees and commissions payable
- banking	(179)	(339)	(181)
- insurance related	(111)	(234)	(79)

Net fees and commissions	1,197	1,017	1,382

Foreign exchange	225	308	203
Interest rate	672	76	649
Credit	(799)	(695)	(248)
Other	114	73	231

Income/(loss) from trading activities	212	(238)	835

Gain on redemption of own debt	577	(1)	-

Operating lease and other rental income	301	308	322
Own credit adjustments	(1,447)	(200)	(294)
Changes in the fair value of securities and other financial assets and liabilities	81	6	68
Changes in the fair value of investment properties	32	(65)	(25)
Profit on sale of securities	223	179	236
Profit/(loss) on sale of property, plant and equipment	5	(5)	11
Loss on sale of subsidiaries and associates	(12)	(15)	(29)
Life business losses	(2)	-	(2)
Dividend income	16	15	15
Share of (losses)/profits less losses of associated entities	(4)	6	7
Other income/(loss)	60	(24)	82

Other operating (loss)/income	(747)	205	391

Refer to Appendix 1 for a reconciliation between the managed and statutory bases for key line items.

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Non-interest income (excluding insurance net premium income)	1,239	983	2,608
Insurance net premium income	938	981	1,149

Total non-interest income	2,177	1,964	3,757

Total income	5,176	5,038	7,058

Staff costs	2,570	1,993	2,399
Premises and equipment	563	674	571
Other	1,016	1,296	921

Administrative expenses	4,149	3,963	3,891
Depreciation and amortisation	468	513	424
Write-down of goodwill and other intangible assets	-	91	-

Operating expenses	4,617	4,567	4,315

Loan impairment losses	1,295	1,654	1,898
Securities impairment losses
- sovereign debt impairment and related interest rate hedge adjustments	-	224	-
- other	19	40	49

Impairment losses	1,314	1,918	1,947

Refer to Appendix 1 for a reconciliation between the managed and statutory bases for key line items.

Payment Protection Insurance (PPI)
To reflect current experience of PPI complaints received, the Group has strengthened its provision for PPI by £125 million in Q1 2012, bringing the cumulative charge taken to £1.2 billion, of which £501 million in redress had been paid by 31 March 2012. The eventual cost is dependent upon complaint volumes, uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions as more information becomes available.

	Quarter ended 31 March 2012	Year ended 31 December 2011
	£m	£m

At beginning of period	745	-
Transfers from accruals and other liabilities	-	215
Charge to income statement	125	850
Utilisations	(181)	(320)

At end of period	689	745

Notes (continued)

4. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £1,295 million (Q4 2011 - £1,654 million; Q1 2011 - £1,898 million). The balance sheet loan impairment provisions increased in the quarter ended 31 March 2012 from £19,883 million to £20,211 million and the movements thereon were:

	Quarter ended
	31 March 2012			31 December 2011				31 March 2011
	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,414	11,469	19,883	8,873	11,850	-	20,723	7,866	10,316	18,182
Transfers to disposal groups	-	-	-	(773)	-	-	(773)	-	(9)	(9)
Intra-group transfers	-	-	-	-	-	-	-	177	(177)	-
Currency translation and other adjustments	(8)	(80)	(88)	(75)	(162)	-	(237)	56	95	151
Disposals	-	-	-	-	-	(3)	(3)	-	-	-
Amounts written-off	(405)	(440)	(845)	(526)	(981)	-	(1,507)	(514)	(438)	(952)
Recoveries of amounts previously written-off	62	33	95	48	99	-	147	39	80	119
Charge to income statement
- continuing	796	499	1,295	924	730	-	1,654	852	1,046	1,898
- discontinued	-	-	-	-	-	3	3	-	-	-
Unwind of discount (recognised in interest income)	(62)	(67)	(129)	(57)	(67)	-	(124)	(60)	(71)	(131)

At end of period	8,797	11,414	20,211	8,414	11,469	-	19,883	8,416	10,842	19,258

Provisions at 31 March 2012 include £135 million (31 December 2011 - £123 million; 31 March 2011 - £130 million) in respect of loans and advances to banks.

The table above excludes impairments relating to securities (see page 106).

Notes (continued)

5. Tax
The actual tax (charge)/credit differs from the expected tax credit computed by applying the standard UK corporation tax rate of 24.5% (2011 - 26.5%) as follows:

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Loss before tax	(1,404)	(1,976)	(116)

Expected tax credit	344	524	31
Sovereign debt impairment where no deferred tax asset recognised	-	(56)	-
Derecognition of deferred tax asset in respect of losses in Australia	(161)	-	-
Other losses in period where no deferred tax asset recognised	(173)	(195)	(166)
Foreign profits taxed at other rates	(102)	(46)	(200)
UK tax rate change - deferred tax impact	(30)	27	(87)
Unrecognised timing differences	-	-	5
Non-deductible goodwill impairment	-	(24)	-
Items not allowed for tax
- losses on strategic disposals and write-downs	(4)	(58)	(3)
- UK bank levy	(18)	(80)	-
- employee share schemes	(15)	(101)	(4)
- other disallowable items	(51)	(123)	(36)
Non-taxable items
- gain on sale of Global Merchant Services	-	-	12
- other non-taxable items	24	208	12
Taxable foreign exchange movements	1	2	2
Losses brought forward and utilised	15	(29)	16
Adjustments in respect of prior periods	31	137	(5)

Actual tax (charge)/credit	(139)	186	(423)

The tax charge in the quarter ended 31 March 2012 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland and the Netherlands) and the derecognition of deferred tax assets of £161 million in respect of losses in Australia, following the strategic changes to the Markets and International Banking businesses announced in January 2012.

The combined effect of the tax losses in Ireland and the Netherlands in the quarter ended 31 March 2012 for which no deferred tax asset has been recognised and the derecognition of the deferred tax asset in respect of losses in Australia account for £387 million (80%) of the difference between the actual tax charge and the tax credit derived from applying the standard UK Corporation Tax rate to the results for the period.

The Group has recognised a deferred tax asset at 31 March 2012 of £3,849 million (31 December 2011 - £3,878 million; 31 March 2011 - £6,299 million) of which £3,134 million (31 December 2011 - £2,933 million; 31 March 2011 - £3,770 million) relates to carried forward trading losses in the UK. Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 31 March 2012 and concluded that it is recoverable based on future profit projections.

Notes (continued)

6. (Loss)/profit attributable to non-controlling interests

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

RBS Sempra Commodities JV	-	(5)	(9)
RFS Holdings BV Consortium Members	(19)	8	10
Other	5	15	(2)

(Loss)/profit attributable to non-controlling interests	(14)	18	(1)

7. Dividends
On 26 November 2009, RBS entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings that were designed to ensure that HM Treasury was able to comply with the commitments to be given by it to the European Commission for the purposes of obtaining approval for the State aid provided to RBS. As part of these commitments and undertakings, RBS agreed not to pay discretionary coupons and dividends on its existing hybrid capital instruments for a period of two years. This period commenced on 30 April 2010 for RBS Group instruments (the two year deferral period for RBS Holdings N.V. instruments commenced on 1 April 2011). On 30 April 2012 this period ended for RBS Group instruments. RBS has determined that it is now in a position to recommence payments on the RBS Group instruments.

The Core Tier 1 capital impact of discretionary amounts that will be payable over the remainder of 2012 on the RBS Group instruments on which payments have previously been stopped is c.£350 million. In the context of recent macro-prudential policy discussions, the Board of RBS has decided to neutralise any impact on Core Tier 1 capital through equity issuance. Approximately £250 million of this is ascribed to equity funding of employee incentive awards through the sale of surplus shares held by the Group's Employee Benefit Trust, which is now substantially complete. An additional c.£100 million will be raised through the issue of new ordinary shares, which is expected to take place over time during the second half of 2012.

The Directors have declared the discretionary dividends on Series M, N, P, Q, R, S, and T non-cumulative dollar preference shares of US$0.01 each for the three months to 30 June 2012, and the discretionary dividend on the Series 2 non-cumulative Euro preference shares of €0.01 for the 12 months to 30 June 2012. These discretionary dividends as well as the discretionary distributions on the RBSG/RBS innovative securities RBS Capital Trust A, RBS Capital Trust B, RBS Capital Trust D, RBS Capital Trust I, RBS Capital Trust II and RBS Capital Trust IV will be paid on their scheduled payment dates in June 2012. Future coupons and dividends on RBS Group hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

Notes (continued)

8. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Earnings

Loss from continuing operations attributable to ordinary and B shareholders (£m)	(1,524)	(1,798)	(530)

Profit from discontinued operations attributable to ordinary and B shareholders (£m)	-	-	2

Ordinary shares in issue during the period (millions)	57,704	57,552	56,798
B shares in issue during the period (millions)	51,000	51,000	51,000

Weighted average number of ordinary and B shares in issue during the period (millions)	108,704	108,552	107,798

Basic loss per ordinary and B share from continuing operations	(1.4p)	(1.7p)	(0.5p)
Own credit adjustments	1.7p	0.2p	0.4p
Asset Protection Scheme	-	0.1p	0.3p
Payment Protection Insurance costs	0.1p	-	-
Sovereign debt impairment	-	0.2p	-
Integration and restructuring costs	0.4p	0.5p	0.2p
Gain on redemption of own debt	(0.4p)	-	-
Strategic disposals	-	0.1p	-
Bank levy	-	0.3p	-

Adjusted earnings/(loss) per ordinary and B share from continuing operations	0.4p	(0.3p)	0.4p
Loss/(earnings) from Non-Core attributable to ordinary and B shareholders	0.2p	(0.2p)	0.3p

Core adjusted earnings/(loss) per ordinary and B share from continuing operations	0.6p	(0.5p)	0.7p
Core impairment losses	0.3p	(0.3p)	0.3p

Pre-impairment Core adjusted earnings/(loss) per ordinary and B share	0.9p	(0.8p)	1.0p
Memo: Core adjusted earnings per ordinary and B share from continuing operations assuming normalised tax rate of 24.5% (2011 - 26.5%)	1.2p	0.8p	1.5p

Diluted loss per ordinary and B share from continuing operations	(1.4p)	(1.7p)	(0.5p)

Notes (continued)

9. Segmental analysis
In January 2012, the Group announced the reorganisation of its wholesale businesses into 'Markets' and 'International Banking'. Divisional results have been presented based on the new organisational structure. In addition, the Group had previously included movements in the fair value of own derivative liabilities within the Markets operating segment. These movements have now been combined with movements in the fair value of own debt in a single measure, 'own credit adjustments' and presented as a reconciling item. Refer to 'presentation of information' on page 5 for further details. Comparatives have been restated accordingly.

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of divisional operating profit/(loss) for the quarters ended 31 March 2012, 31 December 2011 and 31 March 2011 by main income statement captions. The divisional income statements on pages 20 to 62 reflect certain presentational reallocations as described in the notes below. These do not affect the overall operating profit/(loss).

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,001	266	1,267	(635)	-	(155)	477
UK Corporate	756	445	1,201	(533)	-	(176)	492
Wealth	179	111	290	(235)	-	(10)	45
International Banking (1)	251	291	542	(410)	-	(35)	97
Ulster Bank	165	49	214	(130)	-	(394)	(310)
US Retail & Commercial	496	260	756	(635)	-	(19)	102
Markets (2)	16	1,718	1,734	(908)	-	(2)	824
Direct Line Group (3)	84	882	966	(233)	(649)	-	84
Central items	(5)	(103)	(108)	(2)	-	(34)	(144)

Core	2,943	3,919	6,862	(3,721)	(649)	(825)	1,667
Non-Core (4)	64	205	269	(263)	-	(489)	(483)

Managed basis	3,007	4,124	7,131	(3,984)	(649)	(1,314)	1,184
Reconciling items
Own credit adjustments (5)	-	(2,456)	(2,456)	-	-	-	(2,456)
Asset Protection Scheme (6)	-	(43)	(43)	-	-	-	(43)
PPI costs	-	-	-	(125)	-	-	(125)
Amortisation of purchased intangible assets	-	-	-	(48)	-	-	(48)
Integration and restructuring costs	-	-	-	(460)	-	-	(460)
Gain on redemption of own debt	-	577	577	-	-	-	577
Strategic disposals	-	(8)	(8)	-	-	-	(8)
RFS Holdings minority interest	(8)	(17)	(25)	-	-	-	(25)

Statutory basis	2,999	2,177	5,176	(4,617)	(649)	(1,314)	(1,404)

Notes:

(1)	Reallocation of £9 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Reallocation of £8 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(3)
Total income includes £90 million investment income of which £53 million is included in net interest income and £37 million in non-interest income. Reallocation of £31 million between non-interest income and net interest income in respect of instalment income.

(4)	Reallocation of £51 million between net interest income and non-interest income in respect of funding costs of rental assets.
(5)	Comprises £1,009 million loss included in 'Income from trading activities' and £1,447 million loss included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

9. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 December 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,032	277	1,309	(660)	-	(191)	458
UK Corporate	758	419	1,177	(535)	-	(236)	406
Wealth	168	112	280	(194)	-	(13)	73
International Banking (1)	281	312	593	(385)	-	(56)	152
Ulster Bank	177	49	226	(132)	-	(327)	(233)
US Retail & Commercial	496	294	790	(548)	-	(65)	177
Markets (2)	20	672	692	(744)	-	(57)	(109)
Direct Line Group (3)	82	841	923	(209)	(589)	-	125
Central items	(37)	46	9	77	(1)	4	89

Core	2,977	3,022	5,999	(3,330)	(590)	(941)	1,138
Non-Core (4)	99	(377)	(278)	(314)	61	(751)	(1,282)

Managed basis	3,076	2,645	5,721	(3,644)	(529)	(1,692)	(144)
Reconciling items
Own credit adjustments (5)	-	(472)	(472)	-	-	-	(472)
Asset Protection Scheme (6)	-	(209)	(209)	-	-	-	(209)
Sovereign debt impairment	-	-	-	-	-	(224)	(224)
Amortisation of purchased intangible assets	-	-	-	(53)	-	-	(53)
Integration and restructuring costs	-	-	-	(478)	-	-	(478)
Loss on redemption of own debt	-	(1)	(1)	-	-	-	(1)
Strategic disposals	-	(2)	(2)	(80)	-	-	(82)
Bank levy	-	-	-	(300)	-	-	(300)
Write-down of goodwill and other intangible assets	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	(2)	3	1	(1)	-	(2)	(2)

Statutory basis	3,074	1,964	5,038	(4,567)	(529)	(1,918)	(1,976)

Notes:

(1)	Reallocation of £12 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Reallocation of £3 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(3)
Total income includes £60 million investment income of which £49 million is included in net interest income and £11 million in non-interest income. Reallocation of £33 million between non-interest income and net interest income in respect of instalment income.

(4)
Reallocation of £56 million between net interest income and non-interest income in respect of funding costs of rental assets, £55 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £1 million.

(5)	Comprises £272 million loss included in 'Income from trading activities' and £200 million loss included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

9. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,086	304	1,390	(678)	-	(194)	518
UK Corporate	811	451	1,262	(538)	-	(107)	617
Wealth	157	114	271	(196)	-	(5)	70
International Banking (1)	293	354	647	(427)	-	6	226
Ulster Bank	181	51	232	(136)	-	(461)	(365)
US Retail & Commercial	452	275	727	(522)	-	(111)	94
Markets (2)	53	2,055	2,108	(1,079)	-	-	1,029
Direct Line Group (3)	88	982	1,070	(219)	(784)	-	67
Central items	(18)	(11)	(29)	(3)	-	-	(32)

Core	3,103	4,575	7,678	(3,798)	(784)	(872)	2,224
Non-Core (4)	199	236	435	(323)	(128)	(1,075)	(1,091)

Managed basis	3,302	4,811	8,113	(4,121)	(912)	(1,947)	1,133
Reconciling items
Own credit adjustments (5)	-	(560)	(560)	-	-	-	(560)
Asset Protection Scheme (6)	-	(469)	(469)	-	-	-	(469)
Amortisation of purchased intangible assets	-	-	-	(44)	-	-	(44)
Integration and restructuring costs	(2)	(4)	(6)	(139)	-	-	(145)
Strategic disposals	-	(23)	(23)	-	-	-	(23)
Bonus tax	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	1	2	3	-	-	-	3

Statutory basis	3,301	3,757	7,058	(4,315)	(912)	(1,947)	(116)

Notes:

(1)	Reallocation of £10 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Reallocation of £3 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(3)
Total income includes £64 million investment income, £53 million in net interest income and £11 million in non-interest income. Reallocation of £35 million between non-interest income and net interest income in respect of instalment income.

(4)
Reallocation of £53 million between net interest income and non-interest income in respect of funding costs of rental assets, £51 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £2 million.

(5)	Comprises £266 million loss included in 'Income from trading activities' and £294 million loss included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

10. Discontinued operations and assets and liabilities of disposal groups

Profit from discontinued operations, net of tax

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Discontinued operations
Total income	8	15	8
Operating expenses	(1)	(1)	(1)
Impairment losses	-	(3)	-

Profit before tax	7	11	7
Tax	(3)	(1)	(3)

Profit after tax	4	10	4

Businesses acquired exclusively with a view to disposal
Profit after tax	1	-	6

Profit from discontinued operations, net of tax	5	10	10

Discontinued operations reflect the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010.

Notes (continued)

10. Discontinued operations and assets and liabilities of disposal groups (continued)

	31 March 2012			31 December 2011 £m
	UK branch- based businesses	Other	Total
	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	63	24	87	127
Loans and advances to banks	-	112	112	87
Loans and advances to customers	18,535	729	19,264	19,405
Debt securities and equity shares	-	5	5	5
Derivatives	360	8	368	439
Intangible assets	-	15	15	15
Settlement balances	-	4	4	14
Property, plant and equipment	113	4,496	4,609	4,749
Other assets	-	438	438	456

Discontinued operations and other disposal groups	19,071	5,831	24,902	25,297
Assets acquired exclusively with a view to disposal	-	158	158	153

	19,071	5,989	25,060	25,450

Liabilities of disposal groups
Deposits by banks	-	83	83	1
Customer accounts	21,447	834	22,281	22,610
Derivatives	41	8	49	126
Settlement balances	-	-	-	8
Other liabilities	-	1,239	1,239	1,233

Discontinued operations and other disposal groups	21,488	2,164	23,652	23,978
Liabilities acquired exclusively with a view to disposal	-	12	12	17

	21,488	2,176	23,664	23,995

The assets and liabilities of disposal groups at 31 March 2012 primarily comprise the RBS England and Wales and NatWest Scotland branch-based businesses ("UK branch-based businesses") and the RBS Aviation Capital business.

UK branch-based businesses
Loans, REIL and impairment provisions at 31 March 2012 relating to the Group's UK branch-based businesses are set out below.

	Gross loans	REIL	Impairment provisions
	£m	£m	£m

Residential mortgages	5,716	184	32
Personal lending	1,751	333	287
Property	4,042	453	136
Construction	585	171	55
Service industries and business activities	4,226	318	159
Other	2,995	51	32
Latent	-	-	79

Total	19,315	1,510	780

Notes (continued)

11. Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

Credit valuation adjustments and other adjustments
Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. The following table shows credit valuation adjustments and other reserves.

	31 March 2012	31 December 2011
	£m	£m

CVA
Monoline insurers	991	1,198
Credit derivative product companies (CDPCs)	624	1,034
Other counterparties	2,014	2,254

	3,629	4,486
Bid-offer, liquidity and other reserves	2,228	2,704

	5,857	7,190

Key points

•
The gross exposure to monolines reduced in the quarter from £1.9 billion to £1.6 billion primarily due to an increase in underlying asset prices. The CVA decreased on a total basis reflecting the lower exposure, and also on a relative basis (from 63% to 60%) primarily due to tighter credit spreads.

•
The exposure to CDPCs has decreased in Q1 2012 from £1.9 billion to £1.1 billion. This was primarily driven by tighter credit spreads of the underlying reference instruments, together with a decrease in the relative value of senior tranches compared with the underlying reference portfolios. Whilst the CVA decreased in line with the exposure, it increased marginally (from 55% to 56%) on a relative basis.

•	The CVA held against exposures to other counterparties decreased in the quarter, principally reflecting credit spreads tightening.

•	Bid-offer reserves decreased due to risk reduction and the impact of Greek government debt restructuring. Other reserves were also lower across a range of businesses and products.

Notes (continued)

11. Valuation reserves (continued)

Own credit
The following table shows the cumulative own credit adjustment recorded on securities classified as fair value through profit or loss and derivative liabilities.

Cumulative own credit adjustment (1)	Debt securities in issue (2)			Subordinated liabilities DFV £m	Total £m	Derivatives £m	Total (3) £m
	HFT £m	DFV £m	Total £m

31 March 2012	91	1,207	1,298	520	1,818	466	2,284
31 December 2011	882	2,647	3,529	679	4,208	602	4,810

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

31 March 2012	10.7	33.3	44.0	1.0	45.0
31 December 2011	11.5	35.7	47.2	0.9	48.1

Notes:

(1)
The own credit adjustment for fair value does not alter cash flows and is not used for performance management. It is disregarded for regulatory capital reporting processes and will reverse over time as the liabilities mature.

(2)	Consists of wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period whereas the income statement includes intra-period foreign exchange sell-offs.

Key points

•	Own credit adjustment decreased significantly during the quarter reflecting tightening of credit spreads across all tenors.

•
Senior issued debt valuation adjustments are determined with reference to secondary debt issuance spreads. At 31 March 2012, the five year level tightened to 265 basis points from 451 basis points at the year end.

•	Derivative liability own credit adjustment decreased as credit spreads tightened, for example the five year level was 299 basis points compared with 337 basis points at 31 December 2011.

Notes (continued)

12. Available-for-sale financial assets
The Q1 2012 movement in available-for-sale financial assets primarily reflects net unrealised gains on securities of £724 million, largely as yields tightened on sovereign bonds.

	Quarter ended
	31 March 2012	31 December 2011		31 March 2011
Available-for-sale reserve	£m	£m		£m

At beginning of period	(957)	(292)		(2,037)
Unrealised losses on Greek sovereign debt	-	(224)		-
Impairment of Greek sovereign debt	-	224		-
Other unrealised net gains	724	45		162
Realised net gains	(212)	(155)		(197)
Tax	6	(555)	*	9

At end of period	(439)	(957)		(2,063)

* The Q4 2011 tax charge included a £664 million write-off of deferred tax assets in The Netherlands.

In Q2 2011, as a result of the deterioration in Greece's fiscal position and the announcement of proposals to restructure Greek government debt, the Group concluded that the Greek sovereign debt was impaired. Accordingly, £733 million of unrealised losses recognised in available-for-sale reserves together with £109 million related interest rate hedge adjustments were recycled to the income statement. Further losses of £224 million were recorded in Q4 2011.

Ireland, Italy, Portugal and Spain are facing less acute fiscal difficulties and the Group's sovereign exposures to these countries were not considered impaired at 31 March 2012.

13. Contingent liabilities and commitments

	31 March 2012			31 December 2011
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	22,660	921	23,581	23,702	1,330	25,032
Other contingent liabilities	11,582	223	11,805	10,667	245	10,912

	34,242	1,144	35,386	34,369	1,575	35,944

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	225,237	11,575	236,812	227,419	12,544	239,963
Other commitments	666	1,919	2,585	301	2,611	2,912

	225,903	13,494	239,397	227,720	15,155	242,875

Total contingent liabilities and commitments	260,145	14,638	274,783	262,089	16,730	278,819

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

14. Litigation, investigations, reviews and proceedings
Except for the developments noted below, there have been no material changes to the litigation and investigations, reviews and proceedings as disclosed in the Annual Results for the year ended 31 December 2011.

Litigation
RBS Citizens N.A. and its affiliates were among more than thirty banks named as defendants in US class action lawsuits alleging that the way in which banks posted transactions to consumer accounts caused customers to incur excessive overdraft fees. The complaints against Citizens, which concerned the period between 2002 and 2010, alleged that this conduct violated its duty of good faith and fair dealing, and was unconscionable, an unfair trade practice and a conversion of customers' funds. Citizens has agreed to settle this case for $137.5 million. A notice of settlement has been filed with the court, which requests that all proceedings in the case be stayed. If the settlement is given final approval by the court, consumers who do not opt out of the settlement will be deemed to have released any claims related to the allegations in the lawsuits.

Investigations, reviews and proceedings
On 26 March 2012, the FSA published a Final Notice, having reached a settlement with Coutts & Co under which Coutts agreed to pay a fine of £8.75 million. This follows an investigation by the FSA into Coutts & Co's anti-money laundering (AML) systems and controls in relation to high risk clients. The fine relates to activity undertaken between December 2007 and November 2010.

Coutts has cooperated fully and openly with the FSA throughout the investigation. Coutts accepts the findings contained in the FSA's Final Notice regarding certain failures to meet the relevant regulatory standards between December 2007 and November 2010. Coutts has found no evidence that money laundering took place during that time.

Since concerns were first identified by the FSA, Coutts & Co has enhanced its client relationship management process which included a review of its AML procedures, and is confident in its current processes and procedures.

During March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group's United States sub-prime securities exposures and United States residential mortgage exposures. In December 2010, the SEC contacted the Group and indicated that it would also examine valuations of various RBS N.V. structured products, including CDOs. With respect to the latter inquiry, in March 2012, the SEC communicated to the Group that it had completed its investigation and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action against RBS.

The Group continues to respond to investigations by various authorities into its submissions, communications and procedures relating to the setting of LIBOR and other interest rates, including the US Commodity Futures Trading Commission, the US Department of Justice, the European Commission, the FSA and the Japanese Financial Services Agency. In addition to co-operating with the investigations as described above, the Group is also keeping relevant regulators informed. It is not possible to estimate with any certainty what effect these investigations and any related developments may have on the Group, including the timing and effect of any resolution of these investigations.

Notes (continued)

15. Other developments

Proposed transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
On 19 April 2011, the Group announced its intention to transfer a substantial part of the business activities of The Royal Bank of Scotland N.V. (RBS N.V.) to RBS plc (the "Proposed Transfers"), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. The transfer of substantially all of the UK business was completed during Q4 2011. A large part of the remainder of Proposed Transfers is expected to have taken place by the end of 2012.

On 26 March 2012, the Boards of The Royal Bank of Scotland Group plc, RBS plc, RBS Holdings N.V., RBS N.V. and RBS II B.V. announced that (1) RBS N.V. (as the demerging company) and RBS II B.V. (as the acquiring company) filed a proposal with the Dutch Trade Register for a legal demerger and (2) following a preliminary hearing at the Court of Session in Scotland, RBS plc and RBS II B.V. made filings with Companies House in the UK and the Dutch Trade Register respectively for a proposed cross-border merger of RBS II B.V. into RBS plc ("the Dutch Scheme").

Upon implementation of these proposals, a substantial part of the business conducted by RBS N.V. in the Netherlands as well as in certain EMEA branches of RBS N.V. will be transferred to RBS plc. Implementation will be by the demerger of the transferring businesses into RBS II B.V. by way of a Dutch statutory demerger followed by the merger of RBS II B.V. into RBS plc through a cross-border merger. RBS plc and RBS N.V. have discussed the transfer in detail with De Nederlandsche Bank and the Financial Services Authority.

Implementation is subject, amongst other matters, to regulatory and court approvals. Subject to these matters, it is expected that the Dutch Scheme will take effect on 9 July 2012.

Rating agencies
On 15 February 2012, Moody's placed the ratings of 114 European banks and 17 firms with global capital markets activities on review for possible downgrade. Included in the rating reviews were the ratings of RBS and certain subsidiaries. Moody's' long term ratings of RBS Group plc (A3), RBS plc (A2), NatWest (A2), RBS N.V. (A2), Ulster Bank Ltd (Baa1) and Ulster Bank Ireland Ltd (Baa1) are on review for possible downgrade; along with the short-term P-1 ratings of RBS plc, NatWest and RBS N.V. The short-term ratings of RBS Group plc, Ulster Bank Ireland Ltd and Ulster Bank Ltd were affirmed at P-2. Moody's cite three reasons for their reviews across all of the affected firms; (i) the adverse and prolonged impact of the euro area crisis; (ii) the deteriorating creditworthiness of euro, area sovereigns; and (iii) the substantial challenges faced by banks and securities firms with significant capital market activities.

Notes (continued)

15. Other developments (continued)
Following their ratings announcement on 15 February 2012, on 22 February 2012 Moody's also placed on review for possible downgrade selected ratings of North American bank subsidiaries of European banks. Included in these rating actions were the long-term (A2) and short-term (P-1) ratings of RBS Citizens, NA and Citizens Bank of Pennsylvania.

During the quarter, no material rating actions have been undertaken on the Group and RBS plc by the rating agencies, Standard & Poor's and Fitch Ratings.

16. Date of approval
This announcement was approved by the Board of directors on 3 May 2012.

17. Post balance sheet events
There have been no significant events between 31 March 2012 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 May 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary